Exhibit (g)(10)







                                  [Hilton Logo]
                                Hotels Corporation

                                  Office of the
                      President and Chief Executive Officer


         February 24, 1997



         Mr. Rand V. Araskog
         Chairman and Chief Executive Officer
         ITT Corporation
         1330 Avenue of the Americas
         New York, NY  10019-5490

         Dear Mr. Araskog:

         The recently announced agreement between Marriott and Renaissance serves as a reminder that our competitors will not stand still awaiting the completion of a combination of Hilton and ITT. We can both do our shareholders a great service by meeting soon to discuss the substantial benefits to be realized by a combination of our two companies.

         In spite of press reports on your continuing bid for SEAT SpA, we hope we have been successful in convincing you to re-think your ownership of non-core businesses. But let me emphasize that a true focus on your core businesses involves more than simply selling non-strategic assets. We are confident that your shareholders will realize more value from a combination with Hilton than they would from any quick-fix financial engineering transactions.

         While we remain prepared to take the question directly to your shareholders, a faster resolution of this important matter is in everyone's interest. Therefore, we hope that you will agree to meet with us soon. Waiting for your regularly scheduled May annual meeting will only result in a lost opportunity for our companies and shareholders.

         Sincerely,


         /s/Stephen F. Bollenbach

         Stephen F. Bollenbach



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